
03057889
12-31-02
MAY 2 2003

UNIQUE

MERCHANDISE ❖ CONCEPT ❖ OPPORTUNITY


PROCESSED
MAY 05 2003
THOMSON
FINANCIAL

Kirkland's®

2002 ANNUAL REPORT

ABOUT THE COMPANY

Kirkland's is a leading specialty retailer of home décor in the United States, operating 249 stores in 30 states as of February 1, 2003. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, candles, lamps, picture frames, accent rugs, garden accessories and artificial floral products. We also offer an extensive assortment of holiday merchandise, as well as items carried throughout the year suitable for giving as gifts. In addition, we use innovative design and packaging to market home décor items as gifts. We provide our predominantly female customers an engaging shopping experience characterized by a diverse, ever-changing merchandise selection at surprisingly attractive prices. Our stores offer a unique combination of style and value that has led to our emergence as a leader in home décor and has enabled us to develop a strong customer franchise.


2
2
4
7
1
4
1
7
7
10
5
3
2
4
3
12
7
14
17
2
3
11
1
2
9
16
21
10
27
35
Corporate Headquarters
and Central Distribution Center
Underpenetrated Markets

Numbers indicate number of stores in that state.

FINANCIAL HIGHLIGHTS



NET SALES
(In millions)
350
300
250
$341.5
$307.2
$259.2
2000
2001
2002



PRO FORMA OPERATING INCOME(1) (In millions)
35.0
25.0
15.0
5.0
$35.0
$28.7
$13.1
2000
2001
2002



AVERAGE NET SALES PER SQUARE FOOT
320
280
240
$313
$289
$248
2000
2001
2002

	As Reported		Pro Forma[1]	
Statement of Operations Data:	2002[2]	2001	2002[2]	2001
(In thousands, except per share amounts)				
Net sales	$ 341,504	$ 307,213	$ 341,504	$ 307,213
Operating income	$ 32,697	$ 27,567	$ 34,996	$ 28,740
Net income (loss)	$ 10,448	$ (4,656)	$ 20,002	$ 13,417
Diluted earnings (loss) per common share	$ 0.71	$ (0.62)	$ 1.02	$ 0.70
Store and Other Data:				
Comparable store sales increase	8.4%	13.3%		
Number of stores at year end	249	234		
Average net sales per store (*in thousands*)	$ 1,417	$ 1,307		
Average net sales per square foot	$ 313	$ 289		
Balance Sheet Data at Year End:				
(In thousands)				
Total assets	$ 79,058	$ 97,050		
Total debt	$ –	$ 75,239		
Shareholders' equity (deficit)	$ 39,157	$ (112,095)		

(1) *Pro forma results are prepared on a basis to exclude certain effects of Kirkland's July 10, 2002, initial public offering. The pro forma results give effect to the initial public offering as though it took place at the beginning of the periods presented. In accordance with applicable securities regulations, Kirkland's has prepared the required disclosures for each of the pro forma financial measures presented in this annual report to shareholders. The disclosures are provided on pages 24 and 25.*

(2) *Fiscal 2002 results exclude an extraordinary loss, net of taxes, of $192,000, or $0.01 per diluted share, associated with the early extinguishment of long-term debt.*

Dear Fellow Shareholders, Customers, and Associates:

Fiscal 2002 was a tremendous year for Kirkland's! Sales and profits reached record levels, and the Company achieved a major milestone with the completion of our initial public offering in July. We ended the year with 249 stores across 30 states, a debt-free balance sheet and a management team that is energized by the opportunity to build a national retailer.

It was a year full of challenges, and our people met those challenges successfully. On top of an extraordinary 13.3% comparable store sales increase for fiscal 2001, comparable store sales increased 8.4% for fiscal 2002 in an environment where many good retailers struggled. In particular, the second half of the year was characterized by threats of war and acts of terrorism, a floundering stock market, and an anemic economy. Despite these conditions and deep discounting practices by some retailers during the holidays, our stores delivered exceptional financial results:

- Net sales increased 11.2% to a record $341.5 million.
- Average sales per store rose to $1.4 million and average sales per square foot improved to $313, a 26% increase in just two years.
- Pro forma operating margin increased to 10.2%.*
- Pro forma income increased 46% to $1.02 per diluted share.*

These results testify to the quality, depth and experience of our senior management, merchandising, and store operations teams.

Fiscal 2002 was also a year of transition. We not only made the transition from private to public ownership, but we also began to dedicate more resources to growth. After two years of concentrating on debt reduction and balance sheet improvement, infrastructure investments in information technology and distribution, and strengthening our management team, we refocused our efforts on store unit growth with 16 new stores. We will continue to make appropriate investments to support a growing chain; but as we begin fiscal 2003, the stage is already set for strong and profitable store unit growth. We are accelerating our expansion in 2003 with the planned net addition of 30 stores, and we anticipate adding another 40 stores to the store base in fiscal 2004.

We begin this accelerated growth phase with a very productive store base and a retail concept that works. For fiscal 2002, we experienced comparable store sales increases in 25 of 26 operating districts and all five operating regions. A proven merchandise strategy of delivering style, quality, and great value to customers and the strength of our merchandising niche – forged by 35 years of experience in the home furnishings sector – position us beautifully with customers and landlords to

** See reconciliation of pro forma financial information on pages 24 and 25.*

execute our growth strategy and create value for shareholders. The ability to fund growth largely through internal cash flow and the consistency of our performance across different regions, market sizes, and real estate venues further strengthen our growth story.

One of the most comforting aspects of the Kirkland's growth story is that after evolving our concept over 35 years and opening more than 200 stores, we are just beginning! Significant opportunities remain for profitable growth within our core states and markets. Underpenetrated markets with great potential exist in the upper Midwest, Texas, Florida, and the Mid-Atlantic states; and, importantly, we have just begun to explore the customer-rich West Coast as well as the northeastern corridor from Philadelphia to Boston. The potential in these markets is truly exciting as we strive toward a realistic goal of 1,000 stores nationwide.

Kirkland's is blessed with the most essential element of any successful retailer – very experienced and talented people in every area of the Company from senior management to store level. Some of these people are Kirkland's veterans such as Chris LaFont, Senior Vice President of Merchandising and General Merchandise Manager, and Tracy Parker, Vice President of Store Operations. We recently elevated Chris and Tracy to more senior leadership positions in our merchandising and stores groups, respectively. We also have enriched the management team by attracting new people to the Company. Last year, we added Roland Mackie as Vice President of Real Estate and Todd Weier as Vice President of Logistics. More than systems, stores, or merchandise, a talented and dedicated team is our greatest asset and will be the primary source of Kirkland's future success. As we move forward into 2003, be assured that the Kirkland's team is fully committed to improving all aspects of our business. We also share the common goal of executing our growth plan while maximizing the financial performance of our stores in order to deliver an attractive return to shareholders.

We are truly excited by the opportunities ahead of us and look forward to the future with confidence born of experience, preparation, and financial strength. We sincerely thank each of you for your continued support and investment with us. I hope to see you soon at Kirkland's!

Sincerely,

Robert E. Alderson
President and
Chief Executive Officer

UNIQUE merchandise

In a retail world characterized by look-alike stores and look-alike products, Kirkland's unique merchandising strategy gives shoppers a reason to smile – and a reason to visit Kirkland's often.

The strategy starts with what our merchants call an **item focus**. While the merchandise mix encompasses a range of complementary categories, our strategic emphasis is to identify or develop key items rather than presenting an overly broad assortment of products. Experienced buyers work closely with our vendor partners to create stylish merchandise reflecting the latest market trends. Over 60% of our merchandise is designed or packaged exclusively for Kirkland's.

Another key element of our merchandise strategy is an emphasis on **newness**. We actively change merchandise throughout the year in response to market trends, sales results and changes in seasons. Customers enjoy this "treasure hunt" aspect of shopping our stores; and one of the questions we get most often from our loyal customers is, "What's new today?"



The final critical element in the Kirkland's merchandising formula is a commitment to giving customers **exceptional value**. Customers regularly experience the satisfaction of paying noticeably less for items similar or identical to those sold by other retail stores or through catalogs (most items in our stores sell for under $50). By offering this unique combination of style and value, our stores become a destination for today's savvy consumer.


By offering a unique combination of style and value, our stores become a destination for today's savvy consumer.


Kirkland's
A defining characteristic of our concept is the broad appeal to middle- and upper-income customers in metropolitan, middle and smaller markets throughout the country.

UNIQUE concept

Our customers expect great merchandise at great prices. They also expect that merchandise to be displayed in an appealing manner that makes shopping at Kirkland's fun and even exciting. Our stores have a distinctive, "interior design" look that helps customers visualize the merchandise in their own homes. Using multiple merchandise arrangements to simulate home settings, associates group complementary merchandise creatively throughout the store, rather than displaying products strictly by category or product type. This cross-category merchandising strategy inspires decorating and gift-giving ideas and encourages customers to browse throughout the store.

A defining characteristic of the Kirkland's concept is its broad appeal to middle- and upper-income customers in metropolitan, middle and smaller markets throughout the country. Together with our "uniqueness," this broad appeal puts us at the top of many landlords' "wish lists." A highly flexible store format with an average size of 4,500 square feet also allows us to be successful in multiple real estate venues – regional malls, lifestyle strip centers and other off-mall locations. Today, we are working with more shopping center owners and reviewing more potential locations than at any time in our 35-year history.

The Kirkland's concept also distinguishes itself by financial performance. An attractive but affordable store design, combined with a rapidly turning inventory, means that cash investment in a store is modest. Sales productivity is high – $313 per square foot in 2002 – enabling Kirkland's to produce strong store-level profits and attractive returns on investment.

UNIQUE opportunity

Kirkland's ended fiscal 2002 with 249 stores in 30 states. This past year contained many milestones: record sales and profits; exciting new stores, including our first stores in Colorado and Arizona; and the completion of our initial public offering.

The best news is – we are just getting started! With a proven and profitable retail concept, a unique and successful merchandising strategy, a solid balance sheet and an experienced and motivated management team, Kirkland's is accelerating its growth in fiscal 2003. We see significant growth opportunities within our existing operating region and in promising new markets as we strive to double our store base in the next five years. Our ultimate goal is for Kirkland's to be a 1,000-store chain.

In a day when many retailers have reached mature growth and approached saturation, we believe the embedded growth potential from expanding our store base with such a distinctive and profitable concept creates a unique opportunity. As we accelerate our growth, we create opportunities for customers, employees and shareholders to participate with us on this journey.


Kirkland's
Our ultimate goal is
for Kirkland's to be a
1,000-store chain.

SELECTED CONSOLIDATED FINANCIAL DATA

	52 Weeks Ended		34-Day Period Ended	Year Ended December 31,		
	February 1, 2003 [1]	February 2, 2002 [1]	February 3, 2001 [2]	2000	1999	1998
(In thousands, except share and per share amounts)						
STATEMENT OF OPERATIONS DATA:						
Net sales	$ 341,504	$ 307,213	$ 23,875	$ 259,240	$ 236,622	$ 192,250
Gross profit	120,943	107,150	4,885	87,014	82,518	70,386
Operating income (loss)	32,697	27,567	(3,020)	13,070	18,655	20,181
Income (loss) before extraordinary item and accretion of preferred stock and dividends accrued	16,074	1,783	(2,656)	(1,315)	4,059	6,427
Net income (loss) allocable to common shareholders	10,256	(4,656)	(3,434)	(7,870)	(994)	2,595
Earnings (loss) per common share:						
Basic	$ 0.73	$ (0.62)	$ (0.46)	$ (1.30)	$ (0.20)	$ 0.51
Diluted	$ 0.70	$ (0.62)	$ (0.46)	$ (1.30)	$ (0.20)	$ 0.16
Weighted average number of common shares outstanding:						
Basic	13,978,947	7,521,093	7,518,939	6,052,715	5,063,938	5,072,264
Diluted	14,656,993	7,521,093	7,518,939	6,052,715	5,063,938	16,071,718

	52 Weeks Ended		Year Ended December 31,		
	February 1, 2003 [1]	February 2, 2002 [1]	2000	1999	1998
STORE AND OTHER DATA:					
Comparable store sales increase [3]	8.4%	13.3%	0.6%	3.7%	1.0%
Number of stores at year end [4]	249	234	240	226	198
Average net sales per store *(in thousands)* [5]	$ 1,417	$ 1,307	$ 1,112	$ 1,111	$ 1,169
Average net sales per square foot [5] [6]	$ 313	$ 289	$ 248	$ 253	$ 265
Average gross square footage per store [6]	4,526	4,528	4,486	4,396	4,409

SELECTED CONSOLIDATED FINANCIAL DATA
— continued —

	As of February 1, 2003 [1]	As of February 2, 2002 [1]	As of December 31, 2000	1999	1998
(In thousands)					
BALANCE SHEET DATA:					
Total assets	$ **79,058**	$ 97,050	$ 113,382	$ 92,600	$ 82,474
Total debt, including mandatorily redeemable preferred stock (Class C)	–	75,239	104,360	103,466	106,241
Common stock warrants	–	11,315	–	–	–
Redeemable convertible preferred stock (Class A, Class B and Class D)	–	85,294	81,909	55,471	50,418
Shareholders' equity (deficit)	$ **39,157**	$ (112,095)	$ (107,859)	$ (99,989)	$ (98,995)

---

[1] *Effective January 1, 2001, we changed our fiscal reporting year from a calendar year to a 52/53-week basis ending on the Saturday closest to January 31. Our 2001 fiscal year began on February 4, 2001, and ended on February 2, 2002. Our 2002 fiscal year began on February 3, 2002, and ended on February 1, 2003.*

[2] *Effective January 1, 2001, we changed our fiscal reporting year from a calendar year to a 52/53-week basis ending on the Saturday closest to January 31 resulting in a 34-day stub period as presented.*

[3] *We include new stores in comparable store net sales calculations after the store has been in operation one full fiscal year. We exclude from comparable store net sales calculations each store that was expanded, remodeled or relocated during the applicable period. Each expanded, remodeled or relocated store is returned to the comparable store base after it has been excluded from the comparable store base for one full fiscal year. The comparable store net sales increase for fiscal 2001 reflects the increase in comparable store net sales for the 52-week period ended February 2, 2002, compared with the 53-week period ended February 3, 2001.*

[4] *Our store count excludes our warehouse outlet store located adjacent to our central distribution facilities in Jackson, Tennessee.*

[5] *Calculated using net sales of all stores open at both the beginning and the end of the period.*

[6] *Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 30% of total store space.*

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report. A number of the matters and subject areas discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this annual report are not limited to historical or current facts, deal with potential future circumstances and developments and are accordingly "forward-looking statements." You are cautioned that such forward-looking statements, which may be identified by words such as "anticipate," "believe," "expect," "estimate," "intend," "plan" and similar expressions, are only predictions and that actual events or results may differ materially.

Overview

We are a leading specialty retailer of home décor in the United States, operating 249 stores in 30 states as of February 1, 2003. Our stores present a broad selection of distinctive merchandise, including framed art, mirrors, candles, lamps, picture frames, accent rugs, garden accessories and artificial floral products. Our stores also offer an extensive assortment of holiday merchandise, as well as items carried throughout the year suitable for giving as gifts. For the fiscal year ended February 1, 2003, we recorded net sales of $341.5 million.

Our stores offer a unique combination of style and value that has led to our emergence as a leader in home décor and has enabled us to develop a strong customer franchise. As a result, we have achieved substantial growth over the last six fiscal years. During this period, we have more than doubled our store base, principally through new store openings. We intend to continue opening new stores both in existing and new markets. We anticipate our growth will include mall and non-mall locations in major metropolitan markets, middle markets and selected smaller communities. We believe there are currently more than 800 additional locations in the United States that could support a Kirkland's store. We plan on opening 37 to 40 new stores and estimate closing 7 to 10 stores in fiscal 2003.

On July 10, 2002, we completed an initial public offering of our common stock, receiving net proceeds of approximately $66.5 million. We used the proceeds of the offering to repay existing subordinated debt, redeem our mandatorily redeemable Class C Preferred Stock and redeem certain shares of our Class A Preferred Stock, Class B Preferred Stock, Class D Preferred Stock and common stock.

Results of Operations

On January 1, 2001, we elected to change our fiscal reporting year from a calendar-year basis to a 52/53-week year ending on the Saturday closest to January 31. Consequently, the results of operations table and discussion below compare the 52 weeks ended February 1, 2003, 52 weeks ended February 2, 2002, and the 12 months ended December 31, 2000. The results for the 34-day "stub period" ended February 3, 2001, are included separately in our consolidated financial statements.

The table below sets forth selected results of our operations expressed as a percentage of net sales for the periods indicated:

	Fiscal Year Ended		
	February 1, 2003[(1)]	February 2, 2002[(1)]	December 31, 2000
Net sales	100.0%	100.0%	100.0%
Cost of sales[(2)]	64.6	65.1	66.4
Gross profit	35.4	34.9	33.6
Operating expenses:			
Other operating expenses	23.1	23.4	26.0
Depreciation and amortization	2.0	2.1	2.5
Non-cash stock compensation charge	0.7	0.4	–
Operating income	9.6	9.0	5.1
Interest expense			
Senior, subordinated and other notes payable	1.0	3.2	4.3
Class C Preferred Stock	0.3	0.7	0.7
Amortization of debt issue costs	0.3	0.4	0.5
Inducement charge associated with exchange of Class C Preferred Stock	0.2	–	–
Accretion of common stock warrants	–	3.7	–
Interest income	(0.0)	(0.1)	(0.0)
Financing costs[(3)]	–	–	0.3
Other expense (income), net	(0.1)	(0.0)	(0.0)
Income (loss) before income taxes	7.9	1.1	(0.7)
Income tax provision (benefit)	3.2	0.5	(0.2)
Income (loss) before extraordinary item and accretion of preferred stock and dividends accrued	4.7	0.6	(0.5)
Extraordinary item: Loss on early extinguishment of long-term debt	0.1	–	–
Income (loss) before accretion of preferred stock and dividends accrued	4.6	0.6	(0.5)
Accretion of preferred stock and dividends accrued	(1.6)	(2.1)	(2.5)
Net income (loss) allocable to common shareholders	3.0%	(1.5)%	(3.0)%

[(1)] *Effective January 1, 2001, we changed our fiscal year from a calendar year basis to a 52/53-week year ending on the Saturday closest to January 31. Accordingly, the fiscal year ended February 1, 2003, encompasses the 52-week period beginning on February 3, 2002, and ending on February 1, 2003, and the fiscal year ended February 2, 2002, encompasses the 52-week period beginning on February 4, 2001, and ending on February 2, 2002.*

[(2)] *Cost of sales includes cost of product sold, freight, store occupancy costs and central distribution costs.*

[(3)] *During the year ended December 31, 2000, we recorded an impairment of deferred financing costs that were connected with a refinancing effort that was not consummated.*

Fiscal Year Ended February 1, 2003, Compared with Fiscal Year Ended February 2, 2002

Net sales. Net sales increased by 11.2% to $341.5 million for fiscal 2002 from $307.2 million for fiscal 2001. The net sales increase in fiscal 2002 resulted primarily from an 8.4% increase in comparable store net sales. We also opened 16 new stores in fiscal 2002 and 5 new stores in fiscal 2001, and we closed 1 store in fiscal 2002 and 9 stores in fiscal 2001. Our net sales benefited from this increase in our store base as well as sales increases from expanded, remodeled or relocated stores, which are excluded from our comparable store base. The increase in comparable store net sales accounted for approximately $24.2 million of the total net sales increase, or 70.6%, and the net increase in the store base over the last two fiscal years along with sales increases from expanded, remodeled or relocated stores accounted for approximately $10.1 million, or 29.4%, of the total net sales increase. The comparable store net sales increase was primarily the result of an improved inventory position and fresher merchandise mix compared with the prior year, as we continued to benefit from the investments in distribution and information systems that we made in fiscal 2000 and 2001. Key categories contributing to the improvement in comparable store net sales included wall décor, lamps and decorative accessories. The comparable store net sales increase resulted entirely from an increase in unit sales. Through the first three quarters of fiscal 2002, we experienced increases in both unit sales and the average retail price per item. However, significant markdown activity had a negative impact on retail prices during the fourth quarter, resulting in an average retail price per item that was relatively unchanged for fiscal 2002 compared with fiscal 2001.

Gross profit. Gross profit increased $13.8 million, or 12.9%, to $120.9 million for fiscal 2002 from $107.1 million for fiscal 2001. Gross profit expressed as a percentage of net sales increased to 35.4% for fiscal 2002 from 34.9% for fiscal 2001. The increase in gross profit as a percentage of net sales resulted primarily from the leveraging of store occupancy costs through higher net sales. Product cost of sales, including freight expenses, was relatively flat for fiscal 2002 as a percentage of net sales primarily due to the significant markdown activity that took place in the fourth quarter in response to a heavily promotional retail environment and comparatively weak sales trends in the holiday merchandise category compared with the prior year. Consistent with our strategic plans, central distribution costs increased slightly as a percentage of net sales as we leased additional space and hired additional staff to support a higher level of activity in our central distribution centers. We expect to continue to experience cost increases in central distribution as we process a greater percentage of merchandise purchases through our central distribution facilities.

Other operating expenses. Other operating expenses, including both store and corporate costs, were $79.0 million, or 23.1% of net sales, for fiscal 2002 compared with $72.0 million, or 23.4% of net sales, for fiscal 2001. The decline in these operating expenses as a percentage of net sales was primarily the result of strong net sales that leveraged store payroll costs and other relatively fixed components of store operating expenses. In addition, by continuing to improve our inventory management and distribution practices, we were able to save over $750,000 in costs related to local storage facilities and related truck rentals. Offsetting these expense reductions and the leveraging impact were increases in insurance costs due to rising premiums and coverage enhancements, an increase in corporate salaries and an increase in professional fees related to costs incurred on supply chain enhancement projects.

Depreciation and amortization. Depreciation and amortization expense was $6.7 million, or 2.0% of net sales, for fiscal 2002 compared with $6.4 million, or 2.1% of net sales, for fiscal 2001. The decline as a percentage of net sales was the result of the strong net sales performance as well as a decline in capital expenditures in recent fiscal years.

Non-cash stock compensation charge. During fiscal 2002, we incurred non-cash stock compensation charges related to certain stock options granted to a consultant in July 2001, stock options granted to certain employees in November 2001, and certain re-priced employee stock options for which variable accounting methods were required. Charges related to these stock option arrangements amounting to $2.6 million, or 0.7% of net sales, were recorded for fiscal 2002, an increase from $1.2 million, or 0.4% of net sales, for fiscal 2001. See Note 8 of the notes to our consolidated financial statements. We will continue to incur a $70,000 charge related to the November 2001 grant of certain employee stock options each quarter through the third quarter of fiscal 2004.

Interest expense. Interest expense on senior, subordinated and other notes payable was $3.4 million, or 1.0% of net sales, for fiscal 2002 compared with $9.8 million, or 3.2% of net sales, for fiscal 2001. The decrease was the result of our May 2002 debt refinancing, our July 2002 initial public offering, strong cash flow from operations and low interest rates. Interest expense associated with the mandatorily redeemable Class C Preferred Stock was $1.1 million, or 0.3% of net sales, for fiscal 2002 compared with $2.0 million, or 0.7% of net sales, for fiscal 2001. Amortization of debt issue costs was $0.9 million, or 0.3% of net sales, for fiscal 2002 compared with $1.3 million, or 0.4% of net sales, for fiscal 2001. We recorded no accretion of common stock warrants in fiscal 2002 compared with $11.3 million, or 3.7% of net sales, in fiscal 2001. The accretion of common stock warrants reflects the accretion to fair value of detachable put warrants issued by us in connection with our issuance of subordinated debt in 1996. All of these warrants were exercised in connection with our July 2002 initial public offering.

Income taxes. Income tax provision was $10.8 million, or 40.3% of income before income taxes, for fiscal 2002 compared with $1.8 million, or 50.0% of income before income taxes, for fiscal 2001. The decrease in the effective tax rate for fiscal 2002 was primarily the result of the higher level of income before income taxes in fiscal 2002 compared with fiscal 2001, which reduced the tax rate impact of non-deductible stock compensation charges.

Income before extraordinary item and accretion of preferred stock and dividends accrued. As a result of the foregoing, income before extraordinary item and accretion of preferred stock and dividends accrued was $16.1 million, or 4.7% of net sales, for fiscal 2002 compared with $1.8 million, or 0.6% of net sales, for fiscal 2001.

Extraordinary item. During the third quarter of fiscal 2002, we repaid our $15 million term loan in its entirety. The term loan originally was due in May 2005. As a result of this early repayment, we recorded an extraordinary loss on the early extinguishment of this debt in the amount of $192,000, net of income tax effects. No such charge was incurred during fiscal 2001. As a result of the implementation of SFAS No. 145, this extraordinary loss will be reclassified to non-operating expense during fiscal 2003.

Fiscal Year Ended February 2, 2002, Compared with Fiscal Year Ended December 31, 2000

Net sales. Net sales increased by 18.5% to $307.2 million for fiscal 2001 from $259.2 million for fiscal 2000. The net sales increase in fiscal 2001 resulted primarily from an increase in comparable store net sales. We also opened 5 new stores in fiscal 2001 and 17 new stores in fiscal 2000, and we closed 11 stores in fiscal 2001 and the 34-day stub period ended February 3, 2001. We also closed three stores in fiscal 2000. Our net sales benefited from this increase in our store base, as well as sales increases from expanded, remodeled or relocated stores, which are excluded from our comparable store base. The increase in comparable store net sales accounted for approximately $37.2 million of the total net sales increase, or 77.5%; and the net increase in the store base over the last two fiscal years along with sales increases from expanded, remodeled or relocated stores accounted for approximately $10.8 million, or 22.5%, of the total net sales increase. One of our key operating initiatives during 2001 was a concerted effort to reduce inventory levels and SKU counts to offer a better, sharper array of merchandise without changing the core categories of merchandise that we offer. Much of this inventory reduction was accomplished from January through April 2001 through markdowns and promotional activities. As a result of this effort, merchandise flow improved during the balance of the year, allowing our customers to experience a steady flow of fresh product. In addition, the installation of a fully integrated retail information management system at our home office in April 2001 significantly increased our ability to maintain a fresh merchandise mix and appropriate inventory levels in our stores. The comparable store net sales increase was primarily the result of increased unit sales and customer traffic, although we did experience favorable trends in our average retail price per item sold.

Gross profit. Gross profit increased $20.1 million, or 23.1%, to $107.1 million for fiscal 2001 from $87.0 million for fiscal 2000. Gross profit expressed as a percentage of net sales increased to 34.9% for fiscal 2001 from 33.6% for fiscal 2000. The increase in gross profit as a percentage of net sales resulted primarily from the leveraging of store occupancy costs through higher net sales. Additionally, as a result of our aggressive inventory reduction in the first quarter of fiscal 2001, product cost of sales, including freight expenses, declined as a percentage of net sales particularly in the second half of fiscal 2001 due to the strong sell-through and fresher merchandise mix. These factors were partially offset by an increase in central distribution costs as a percentage of net sales as we leased additional distribution center space and increased staffing levels to support a higher level of activity during fiscal 2001.

Other operating expenses. Other operating expenses, including both store and corporate costs, were $72.0 million, or 23.4% of net sales, for fiscal 2001 compared with $67.4 million, or 26.0% of net sales, for fiscal 2000. The decline in these operating expenses as a percentage of net sales was primarily the result of strong net sales that leveraged the fixed component of operating expenses. The percentage decrease in operating expenses also benefited from several expense control initiatives at the store and corporate levels. Two of the most significant initiatives were directly related to our fiscal 2001 plan to improve store-level operating performance. First, we initiated a concerted effort to restrain growth in store payroll expense. By operating stores with lower inventory levels and improving merchandise distribution and allocation, we were able to reduce store payroll expense to 12.2% of net sales for fiscal 2001 compared with 13.6% of net sales for fiscal 2000. This improvement was partially the result of our completion of a planned reduction in the number of store assistant manager positions. Second, we were able to save over $1 million by reducing our stores' use of local storage facilities and related truck rentals.

Depreciation and amortization. Depreciation and amortization expense was $6.4 million, or 2.1% of net sales, for fiscal 2001 compared with $6.5 million, or 2.5% of net sales, for fiscal 2000. The decline as a percentage of net sales was the result of the strong sales performance as well as a decline in capital expenditures over the last two fiscal years in relation to previous fiscal years.

Non-cash stock compensation charge. In fiscal 2001, we incurred a non-cash stock compensation charge related to certain outstanding stock options of $1.2 million, or 0.4% of net sales. No such charge was incurred in fiscal 2000. See Note 8 of the notes to our consolidated financial statements.

Interest expense. Interest expense on senior, subordinated and other notes payable was $9.8 million, or 3.2% of net sales, for fiscal 2001 compared with $11.2 million, or 4.3% of net sales, for fiscal 2000. The decrease was the result of significantly improved operating cash flow that led to lower average debt balances in fiscal 2001 compared with fiscal 2000 combined with lower interest rates. Interest expense associated with the mandatorily redeemable Class C Preferred Stock was $2.0 million, or 0.7% of net sales, for fiscal 2001 compared with $1.9 million, or 0.7% of net sales, for fiscal 2000. Amortization of debt issue costs was $1.3 million, or 0.4% of net sales, for fiscal 2001 compared with $1.3 million, or 0.5% of net sales, for fiscal 2000. The accretion of common stock warrants of $11.3

million, or 3.7% of net sales, reflects the accretion to fair value of detachable put warrants issued by us in connection with our issuance of subordinated debt in 1996. No such charge was recorded in fiscal 2000.

Income taxes. Income tax provision was $1.8 million, or 50.0% of income before income taxes, for fiscal 2001 compared with a benefit of $0.6 million, or 30.3% of loss before income taxes, for fiscal 2000. The increase in the effective tax rate for fiscal 2001 is primarily the result of non-deductible stock compensation charges associated with certain employee stock options.

Income (loss) before accretion of preferred stock and dividends accrued. As a result of the foregoing, income before accretion of preferred stock and dividends accrued was $1.8 million, or 0.6% of net sales, for fiscal 2001 compared with a loss of $1.3 million, or 0.5% of net sales, for fiscal 2000.

Liquidity and Capital Resources

Our principal capital requirements are for working capital and capital expenditures. Working capital consists mainly of merchandise inventories, which typically reach their peak by the end of the third quarter of each fiscal year. Capital expenditures primarily relate to new store openings; existing store expansions, remodels or relocations; and purchases of equipment or information technology assets for our stores, distribution facilities or corporate headquarters. Historically, we have funded our working capital and capital expenditure requirements with internally generated cash, borrowings under our credit facilities and proceeds from the sale of equity securities.

Net cash provided by operating activities for fiscal 2002 was $18.7 million compared with $37.5 million for fiscal 2001. Income after extraordinary item and before preferred stock dividends and accretion for fiscal 2002 increased to $15.9 million from $1.8 million for fiscal 2001. Depreciation was $6.7 million, modestly higher than the prior year's $6.3 million, and non-cash stock compensation charge was $2.6 million, higher than the prior year's $1.2 million. These cash sources were offset primarily by a reduction in accrued expenses and other noncurrent liabilities due to the payment to our debtholders of $13.4 million in accrued interest with the proceeds of our May 2002 refinancing and July 2002 initial public offering. An increase in inventories of $6.7 million was financed largely by an increase in accounts payable of $5.1 million during the period.

Net cash used in investing activities for fiscal 2002 consisted almost entirely of $8.4 million in capital expenditures. These expenditures primarily included investments in existing store remodels, new store construction and information technology assets for stores and the corporate headquarters. During fiscal 2002, we opened 16 new stores and remodeled 4 stores. We expect that capital expenditures for fiscal 2003 will range from $14.5 to $15.5 million, primarily to fund the construction of 37 to 40 new stores and to complete several ongoing information technology projects. We anticipate that capital expenditures, including leasehold improvements and furniture and fixtures, for fiscal 2003 new stores will average approximately $155,000 to $165,000 per store (net of landlord allowances).

Net cash used in financing activities for fiscal 2002 was $35.8 million. Two significant financing events, our May 2002 senior debt refinancing and our July 2002 initial public offering of common stock, took place during the second fiscal quarter. The net use of cash for fiscal 2002 reflected the retirement of approximately $101.4 million in long-term obligations and certain shares of common stock with a combination of existing cash balances and the proceeds of these two financing events. Additionally, using availability from our revolving line of credit we were able to complete the full repayment of our $15 million term loan during the third quarter of fiscal 2002.

With the completion of our initial public offering and the application of the net proceeds toward debt reduction along with the repayment of our term loan, our only remaining debt consists of our $45 million revolving credit facility. The revolving credit facility bears interest at a floating rate equal to the prime rate or LIBOR plus 2.25%, at our election. The maximum availability under the revolving credit facility is limited by a borrowing base that consists of a percentage of eligible inventory less reserves. Our revolving credit lender may from time to time reduce the lending formula with respect to the eligible inventory to the extent our lender determines that the liquidation value of the eligible inventory has decreased. Our lender also from time to time may decrease the borrowing base by adding reserves with respect to matters such as inventory shrinkage. The revolving credit facility terminates in May 2005. As of February 1, 2003, we had no borrowings outstanding under our revolving credit facility.

Our senior credit facility contains provisions that could result in changes in the presented terms of the facility or the acceleration of maturity. Circumstances that could lead to such changes in terms or acceleration include, but are not limited to, a material adverse change in our business or an event of default under the credit agreement. The senior credit facility has two financial covenants, both of which are tested quarterly on a latest-12-months basis. The first covenant establishes a minimum level of earnings before interest, taxes, depreciation and amortization excluding certain non-recurring items, or EBITDA, less capital expenditures; and the second covenant establishes a maximum senior debt to EBITDA ratio. As of February 1, 2003, we were in compliance with all covenants under our senior credit facility.

At February 1, 2003, our balance of cash and cash equivalents was $4.2 million and the borrowing availability under our revolving credit facility was $21.4 million. We believe that these sources of cash, together with cash provided by our operations, will be adequate to carry out our fiscal 2003 growth plans in full and fund our planned capital expenditures, interest payments and working capital requirements for at least the next 12 months.

The following table summarizes our known contractual obligations specified in the table in effect at February 1, 2003:

	Payment due by period *(In millions)*				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Thereafter
Long-term debt obligations	$ –	$ –	$ –	$ –	$ –
Capital lease obligations	–	–	–	–	–
Operating lease obligations	132.6	24.3	44.2	35.0	29.1
Purchase obligations	–	–	–	–	–
Other long-term obligations	–	–	–	–	–
Total	$ 132.6	$ 24.3	$ 44.2	$ 35.0	$ 29.1

Seasonality and Quarterly Fluctuations

We have historically experienced and expect to continue to experience substantial seasonal fluctuations in our net sales and operating income. We believe this is the general pattern typical of our segment of the retail industry and, as a result, expect that this pattern will continue in the future. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, net sales contributed by new stores, shifts in the timing of certain holidays and competition. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

Our strongest sales period is the winter holiday season. We generally realize a disproportionate amount of our net sales and a substantial majority of our operating and net income during the fourth quarter of our fiscal year. In anticipation of the increased sales activity during the fourth quarter of our fiscal year, we purchase large amounts of inventory and hire temporary staffing help for our stores. Our operating performance could suffer if net sales were below seasonal norms during the fourth quarter of our fiscal year. Our net sales, operating income and net income are typically weakest in the first quarter of our fiscal year. We expect this trend to continue.

The following table sets forth certain unaudited financial and operating data for Kirkland's in each fiscal quarter during fiscal 2002 and fiscal 2001. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown.

	Fiscal 2002 Quarter Ended			
	May 4, 2002	Aug. 3, 2002	Nov. 2, 2002	Feb. 1, 2003
(In thousands, except store, per share and percentage amounts)				
Net sales	$ 66,184	$ 74,717	$ 74,903	$125,700
Gross profit	22,208	25,706	24,681	48,348
Operating income	2,579	3,815	2,912	23,391
Net income (loss) allocable to common shareholders	(1,168)	(3,707)	1,240 [1]	13,891
Earnings (loss) per common share:				
Basic	$ (0.16)	$ (0.35)	$ 0.07 [1]	$ 0.74
Diluted	$ (0.16)	$ (0.35)	$ 0.06 [1]	$ 0.71
Stores open at end of period	236	236	245	249
Comparable store net sales increase (decrease)	18.0%	16.7%	9.2%	(1.0)%

	Fiscal 2001 Quarter Ended			
	May 5, 2001	Aug. 4, 2001	Nov. 3, 2001	Feb. 2, 2002
(In thousands, except store, per share and percentage amounts)				
Net sales	$ 55,961	$ 63,614	$ 66,822	$120,816
Gross profit	15,514	20,545	22,093	48,998
Operating income (loss)	(1,512)	2,572	2,941	23,566
Net income (loss) allocable to common shareholders	(4,656)	(2,685)	(2,306)	4,991
Earnings (loss) per common share:				
Basic	$ (0.62)	$ (0.36)	$ (0.31)	$ 0.66
Diluted	$ (0.62)	$ (0.36)	$ (0.31)	$ 0.48
Stores open at end of period	235	233	234	234
Comparable store net sales increase	3.9%	11.9%	22.9%	13.9%

[1] *The quarter ended November 2, 2002, includes an extraordinary loss of $192,000 related to the early extinguishment of long-term debt. Net income before extraordinary item was $1,432,000, or $0.08 per basic share and $0.07 per diluted share.*

Inflation

We do not believe that our operating results have been materially affected by inflation during the preceding three fiscal years. There can be no assurance, however, that our operating results will not be adversely affected by inflation in the future.

Critical Accounting Policies

Our critical accounting policies are discussed in the notes to our consolidated financial statements. Certain judgments and estimates utilized in implementing these accounting policies are likewise discussed in each of the notes to our consolidated financial statements. The following discussion aggregates the various critical accounting policies addressed throughout the financial statements, the judgments and uncertainties affecting the application of these policies and the likelihood that materially different amounts would be reported under varying conditions and assumptions.

Cost of sales and inventory valuation. Our inventory is stated at the lower of cost or market with cost determined using the average cost method with average cost approximating current cost. We estimate the amount of shrinkage that has occurred through theft or damage and adjust that to actual at the time of our physical inventory counts which occur near our fiscal year-end. We also evaluate the cost of our inventory in relation to the estimated sales price giving consideration to markdowns that will occur prior to or at the point of sale. This evaluation is performed to ensure that we do not carry inventory at a value in excess of the amount we expect to realize upon the sale of the merchandise. We believe we have the appropriate merchandising valuation and pricing controls in place to minimize the risk that our inventory values would be materially misstated.

Depreciation and recoverability of long-lived assets. Approximately 34% of our assets at February 1, 2003, represent investments in property and equipment and goodwill. Determining appropriate depreciable lives and reasonable assumptions in evaluating the carrying value of capital assets requires judgments and estimates.

- We utilize the straight-line method of depreciation and a variety of depreciable lives. Land is not depreciated. Buildings are depreciated over 40 years. Furniture, fixtures and equipment are depreciated over 5 to 7 years. Leasehold improvements are amortized over the shorter of the useful lives of the asset or the lease term. Our average lease term is 10 years.
- To the extent we replace or dispose of fixtures or equipment prior to the end of its assigned depreciable life, we could realize a loss or gain on the disposition. To the extent our assets are used beyond their assigned depreciable life, no depreciation expense is being realized. We reassess the depreciable lives in an effort to reduce the risk of significant losses or gains arising from either the disposition of our assets or the utilization of assets with no depreciation charges.
- Recoverability of the carrying value of store assets is assessed annually and upon the occurrence of certain events or changes in circumstances such as store closings or upcoming lease renewals. The assessment requires judgment and estimates for future store generated cash flows. The review includes a comparison of the carrying value of the store assets to the future cash flows expected to be generated by the store. The underlying estimates for cash flows include estimates for future net sales, gross profit and store expense increases and decreases. During fiscal 2001 and fiscal 2000, we recorded impairments of $82,000 and $103,000, respectively. To the extent our estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in additional impairment charges.

Goodwill. We account for our goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, goodwill is not amortized but reviewed for impairment on an annual basis or more frequently when events and circumstances indicate that an impairment may have occurred. We have not recorded an impairment related to our goodwill since adopting SFAS No. 142.

Insurance reserves. Workers' compensation, general liability and employee medical insurance programs are partially self-insured. It is our policy to record a self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical claims experience and trends. Actual results can vary from estimates for many reasons, including, among others, inflation rates, claim settlement patterns, litigation trends and legal interpretations. We monitor our claims experience in light of these factors and revise our estimates of insurance reserves accordingly. The level of our insurance reserves may increase or decrease as a result of these changing circumstances or trends.

Offering and financing costs. In previous years, we have incurred costs related to refinancing efforts and an offering of our common stock. Costs incurred related to financing activities are typically capitalized and amortized over the life of the debt. Costs incurred related to common stock offerings are deducted from the proceeds of the successful offering. Occasionally, the anticipated financing activity or stock offering is not consummated. When that occurs, we expense the costs related to such activities that had been previously deferred in anticipation of the transaction.

Stock options and warrants. Certain of our stock options require us to record a non-cash stock compensation charge in our financial statements. The amount of the charge is determined based upon the fair value of our common stock. Other options have been granted to employees or directors with an exercise price that is equal to or greater than the fair value of our common stock on the date of grant. Stock options, which have been granted to persons other than employees or directors in exchange for services, are valued using an option-pricing model. Stock warrants have been issued in connection with several of our debt issuances and in some cases the warrants contain a feature allowing the holder to put the warrant to us for fair value. In each of these cases, the fair value of our common stock is a significant element of determining the value of the stock option or warrant, or the amount of the non-cash stock compensation charge to be recorded for our stock option awards or for non-employee stock option grants. Prior to our initial public offering in July 2002, our common stock was not traded on a stock exchange. To determine the value of our common stock prior to the initial public offering we first considered the amount paid to us for our common stock in recent transactions. Absent a recent sale of our common stock, we obtained a valuation from an independent appraiser. In each case, the determination of the fair value of our common stock requires judgment; and the valuation has a direct impact on our financial statements. We believe that reasonable methods and assumptions have been used for determining the fair value of our common stock.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. We applied the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. We ceased amortization of goodwill in accordance with SFAS No. 142 and performed a test for impairment as of the date of adoption. We perform impairment tests on an annual basis or more frequently when events and circumstances indicate that an impairment may have occurred. The application of SFAS No. 141 and SFAS No. 142 did not have a significant impact on our financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this standard did not have a significant impact on our financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," which is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4 which required that all gains and losses from extinguishments of indebtedness be aggregated, and if material, classified as an extraordinary item. As a result, gains and losses from debt extinguishments are to be classified as extraordinary only if they meet the criteria set forth in APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of the Disposal of a Segment of the Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions." SFAS No. 145 also requires that sale-leaseback accounting be used for capital lease modifications with economic effects similar to sale-leaseback transactions. As a result of the implementation of SFAS No. 145, the extraordinary loss recorded in fiscal 2002 pertaining to the early extinguishment of debt will be reclassified to non-operating expense in fiscal 2003. Other than this reclassification, the implementation of SFAS No. 145 is not expected to have a significant impact on the results of our operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Restructuring Costs." SFAS No. 146 applies to costs associated with an exit activity (including a restructuring) or with a disposal of long-lived assets, such as eliminating or reducing product lines, terminating employees and contracts and relocating facilities or personnel. Under SFAS No. 146, a company will record a liability for costs associated with an exit or disclose information about its exit and disposal activities, the related costs and changes in those costs in the notes to the financial statements for the period in which the activity is initiated and in any subsequent period until the activity is completed. SFAS No. 146 is effective prospectively for exit and disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS No. 146, a company may not restate its previously issued financial statements, and it grandfathers the accounting for liabilities recorded under Emerging Issues Task Force (EITF) Issue 94-3. The implementation of SFAS No. 146 is not expected to have a significant impact on the results of our operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment to FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods for transition to SFAS No. 123's fair value method of accounting for stock-based compensation. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding stock-based compensation in annual and condensed interim financial statements. The new disclosure requirements are effective immediately and are reflected in Note 1 to our consolidated financial statements.

During 2002, the FASB's Emerging Issues Task Force ("EITF") released EITF Issue 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received From a Vendor." The issue addresses the accounting treatment of vendor allowances. We are in the process of evaluating the impact of EITF Issue 02-16. However, the application of EITF Issue 02-16 is not expected to have a material impact on our financial statements.

In November 2002, the FASB issued interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. We do not expect the recognition and measurement provision to have a material impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN46"), "Consolidation of Variable Interest Entities (VIEs), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements," to improve financial reporting of special purpose and other entities. In accordance with the interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in their financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are qualifying special purpose entities ("QSPEs") subject to the reporting requirements of SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities," will not be required to be consolidated under the provisions of FIN 46. The consolidation provisions of FIN 46 apply to VIEs created or entered into after January 31, 2003, and for pre-existing VIEs in the first reporting period beginning after June 15, 2003. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. We do not believe that the adoption of FIN 46 will have a material adverse impact on our financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Market risks related to our operations result primarily from changes in short-term London Interbank Offered Rates, or LIBOR, as our senior credit facility utilizes short-term LIBOR contracts. LIBOR contracts are fixed rate instruments for a period of between one and six months, at our discretion. From time to time, we enter into one or more LIBOR contracts. These LIBOR contracts vary in length and interest rate, such that adverse changes in short-term interest rates could affect our overall borrowing rate when contracts are renewed.

As of February 1, 2003, we had no amounts outstanding under our term loan. As of February 1, 2003, we had no outstanding borrowings under our revolving credit facility. All amounts borrowed throughout the year under our revolving credit facility were entered into for other than trading purposes.

We were not engaged in any foreign exchange contracts, hedges, interest rate swaps, derivatives or other significant market risk as of February 1, 2003.

Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Within 90 days prior to the date of this report, our management, including our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rule 13a-14(c). Based on that evaluation, our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of that evaluation. There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer completed their evaluation.

RECONCILIATION OF PRO FORMA FINANCIAL INFORMATION

In addition to reporting in accordance with generally accepted accounting principles (GAAP), we have reported our operating results on a pro forma basis to exclude certain effects of our initial public offering. We use this pro forma reporting internally to evaluate our performance without regard to the non-recurring financial effects of the initial public offering. We believe that this information provides investors with additional insight into our operating results.

Pro Forma Operating Income

Pro forma operating income equals GAAP operating income adjusted for the effect of certain non-recurring, non-cash stock compensation charges related to certain stock options. The following sets forth the reconciliation of pro forma operating income to GAAP operating income and the calculation of operating margin expressed as a percentage of net sales:

	52 Weeks Ended	
(In thousands)	February 1, 2003	February 2, 2002
Pro forma operating income	$ 34,996	$ 28,740
Pro forma operating margin	10.2%	9.4%
Non-cash stock compensation charges	(2,299)	(1,173)
GAAP operating income	$ 32,697	$ 27,567
GAAP operating margin	9.6%	9.0%

Pro Forma Income and Earnings per Share

Pro forma income is prepared on a basis to exclude certain effects of our July 10, 2002, initial public offering. The pro forma figures give effect to the initial public offering as though it took place at the beginning of the periods presented. The following sets forth the reconciliation of pro forma income and pro forma earnings per share to GAAP net income and GAAP earnings per share:

	52 Weeks Ended	
(In thousands, except per share amounts)	February 1, 2003	February 2, 2002
Pro forma income	$ 20,002	$ 13,417
Interest expense on debt retired in IPO	(3,203)	(5,700)
Non-recurring, non-cash stock compensation charges	(2,299)	(1,173)
Difference in debt issue cost amortization due to May 2002 refinancing	(641)	(988)
Accretion of common stock warrants that were exercised at IPO	–	(11,315)
Accretion of redeemable preferred stock and dividends accrued on classes of preferred stock retired in IPO	(5,626)	(6,439)
Estimated tax effect using effective tax rate	2,215	7,542
Extraordinary item: loss on early extinguishment of long-term debt	(192)	–
GAAP net income	$ 10,256	$ (4,656)
Diluted weighted average shares outstanding - pro forma	19,522	19,110
New shares issued in IPO	(2,138)	(4,925)
Exercise of common stock warrants at IPO	(910)	(2,096)
Exchange of Class C Preferred Stock for common stock at IPO	(246)	(568)
Conversion of Class A, Class B and Class D Preferred Stock at IPO	(1,827)	(4,210)
Repurchase of common stock at IPO	256	590
Dilution from stock options	–	(380)
Diluted weighted average shares outstanding - GAAP	14,657	7,521
Pro forma earnings per diluted share	$ 1.02	$ 0.70
GAAP earnings per diluted share	$ 0.70	$ (0.62)

INDEX TO FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Kirkland's, Inc.

The management of Kirkland's is responsible for the preparation of the financial statements and related financial information included in this annual report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on informed estimates and judgments.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are properly authorized and accurately recorded. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal accounting control and that the costs of such systems should not exceed the benefits expected to be derived. Kirkland's, Inc. continually reviews and modifies these systems, where appropriate, to maintain such assurance. The system of internal controls includes careful selection, training and development of operating and financial personnel; well-defined organizational responsibilities and communication of company policies and procedures throughout the organization.

The selection of Kirkland's, Inc.'s independent public accountants, PricewaterhouseCoopers LLP, has been approved by the Audit Committee of the Board of Directors. The Audit Committee of the Board of Directors, comprised solely of non-employee directors, meets periodically with Kirkland's independent public accountants and management to review the financial statements and related information and to confirm that they are properly discharging their responsibilities. In addition, the independent public accountants and Kirkland's, Inc.'s legal counsel meet with the Audit Committee, without the presence of management, to discuss their findings and their observations on other relevant matters. Recommendations made by PricewaterhouseCoopers LLP are considered and appropriate action is taken to respond to these recommendations.

Robert E. Alderson
President and Chief Executive Officer

Reynolds C. Faulkner
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Kirkland's, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Kirkland's, Inc. at February 1, 2003, and February 2, 2002, and the results of their operations and their cash flows for each of the two years in the period ended February 1, 2003, the 34 days ended February 3, 2001, and the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective February 3, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Memphis, Tennessee
March 14, 2003, except for Note 10, as to which the date is April 10, 2003

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	February 1, 2003	February 2, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,244	$ 29,751
Inventories	39,472	32,763
Prepaid expenses and other current assets	4,623	1,902
Income taxes receivable	–	69
Deferred income taxes	1,334	1,375
Total current assets	49,673	65,860
Property and equipment, net	25,175	23,748
Noncurrent deferred income taxes	2,279	5,303
Debt issue costs, net	490	757
Goodwill	1,382	1,382
Other assets	59	–
Total assets	$ 79,058	$ 97,050
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Current maturities of long-term debt	$ –	$ 38,177
Accounts payable	17,594	12,530
Income taxes payable	6,827	–
Accrued expenses	12,745	22,569
Total current liabilities	37,166	73,276
Long-term debt:		
Subordinated debt	–	19,940
Mandatorily redeemable preferred stock (Class C)	–	17,122
Other liabilities	2,735	2,198
Common stock warrants	–	11,315
Commitments and contingencies (Note 11)		
Redeemable convertible preferred stock, no par value:		
Class D	–	21,464
Class A	–	47,089
Class B	–	16,741
Shareholders' equity (deficit):		
Common stock, no par value, 100,000,000 shares authorized, and 18,910,351 and 7,531,585 shares issued and outstanding at February 1, 2003, and February 2, 2002, respectively	135,824	229
Loan to shareholder	(225)	–
Accumulated deficit	(96,442)	(112,324)
Total liabilities, redeemable preferred stock and shareholders' equity (deficit)	$ 79,058	$ 97,050

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	34 Days Ended February 3, 2001	Year Ended December 31, 2000
Net sales	$ 341,504	$ 307,213	$ 23,875	$ 259,240
Cost of sales	220,561	200,063	18,990	172,226
Gross profit	120,943	107,150	4,885	87,014
Operating expenses:				
Other operating expenses	78,984	71,993	7,388	67,422
Depreciation and amortization	6,683	6,370	517	6,522
Non-cash stock compensation charge	2,579	1,220	–	–
Total operating expenses	88,246	79,583	7,905	73,944
Operating income (loss)	32,697	27,567	(3,020)	13,070
Interest expense:				
Senior, subordinated and other notes payable	3,362	9,759	1,043	11,221
Class C Preferred Stock	1,134	2,007	154	1,850
Amortization of debt issue costs	944	1,308	84	1,305
Inducement charge on exchange of Class C Preferred Stock	554	–	–	–
Accretion of common stock warrants	–	11,315	–	–
Total interest expense	5,994	24,389	1,281	14,376
Interest income	(87)	(278)	–	(1)
Financing costs (Note 1)	–	–	–	782
Other income	(172)	(109)	(26)	(199)
Other expenses	44	–	–	–
Income (loss) before income taxes	26,918	3,565	(4,275)	(1,888)
Income tax provision (benefit)	10,844	1,782	(1,619)	(573)
Income (loss) before extraordinary item and accretion of redeemable preferred stock and dividends accrued	16,074	1,783	(2,656)	(1,315)
Extraordinary item: Loss on early extinguishment of long-term debt, net of income taxes of $133,000 (Note 6)	192	–	–	–
Income (loss) before accretion of redeemable preferred stock and dividends accrued	15,882	1,783	(2,656)	(1,315)
Accretion of redeemable preferred stock and dividends accrued	(5,626)	(6,439)	(778)	(6,555)
Net income (loss) allocable to common shareholders	$ 10,256	$ (4,656)	$ (3,434)	$ (7,870)
Earnings (loss) per share before extraordinary item:				
Basic	$ 0.75	$ (0.62)	$ (0.46)	$ (1.30)
Diluted	$ 0.71	$ (0.62)	$ (0.46)	$ (1.30)
Earnings (loss) per share after extraordinary item:				
Basic	$ 0.73	$ (0.62)	$ (0.46)	$ (1.30)
Diluted	$ 0.70	$ (0.62)	$ (0.46)	$ (1.30)
Weighted average number of common shares outstanding:				
Basic	13,979	7,521	7,519	6,053
Diluted	14,657	7,521	7,519	6,053

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(In thousands, except share amounts)

	Common Stock		Loan to	Accumulated
	Shares	Amount	Shareholder	Deficit
Balance at December 31, 1999	5,075,233	$ 229	$ –	$ (100,218)
Accretion of redeemable preferred stock and dividends accrued				(6,555)
Issuance of common stock	2,443,706			
Loss before accretion of redeemable preferred stock and dividends accrued				(1,315)
Balance at December 31, 2000	7,518,939	$ 229	$ –	$ (108,088)
Accretion of redeemable preferred stock and dividends accrued				(778)
Loss before accretion of redeemable preferred stock and dividends accrued				(2,656)
Balance at February 3, 2001	7,518,939	$ 229	$ –	$ (111,522)
Fair value adjustment for dividend rate change on preferred stock				3,832
Accretion of redeemable preferred stock and dividends accrued		(22)		(6,417)
Exercise of stock options	12,646	22		
Income before accretion of redeemable preferred stock and dividends accrued				1,783
Balance at February 2, 2002	7,531,585	$ 229	$ –	$ (112,324)
Reclassification of common stock warrants to equity due to termination of put feature		7,020		
Accretion of redeemable preferred stock and dividends accrued		(5,626)		
Exercise of stock options and employee stock purchases	169,997	2,210	(217)	
Initial public offering of common stock, net of offering expenses	4,925,000	66,543		
Exercise of common stock warrants	2,096,135			
Conversion of Class A, Class B and Class D Preferred Stock	4,209,906	63,149		
Conversion of Class C Preferred Stock	567,526	8,471		
Repurchase of common stock	(589,798)	(8,228)		
Difference in repurchase of preferred stock and carrying value		1,945		
Tax benefit from exercise of stock options		111		
Interest accrued on shareholder loan			(8)	
Income before accretion of redeemable preferred stock and dividends accrued				15,882
Balance at February 1, 2003	**18,910,351**	**$ 135,824**	**$ (225)**	**$ (96,442)**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	52 Weeks Ended		34 Days Ended	Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001	December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income (loss) before accretion of redeemable preferred stock and dividends accrued	$ 15,882	$ 1,783	$ (2,656)	$ (1,315)
Adjustments to reconcile income (loss) before accretion of redeemable preferred stock and dividends accrued to net cash provided by (used in) operating activities:				
Depreciation of property and equipment	6,683	6,287	510	6,439
Early extinguishment of long-term debt	325	–	–	–
Amortization of debt issue costs, debt discount and goodwill	1,004	1,434	94	1,430
Loss on disposal of property and equipment	132	371	–	21
Non-cash stock compensation charge	2,579	1,220	–	–
Inducement charge associated with exchange of Class C Preferred Stock	554	–	–	–
Accretion of common stock warrants	–	11,315	–	–
Write-off of debt issue costs	–	–	–	782
Deferred tax expense (benefit)	(1,230)	1,290	(1,619)	(1,015)
Changes in assets and liabilities:				
Inventories	(6,709)	12,567	2,663	(6,146)
Prepaid expenses and other current assets	(2,721)	104	(7)	(179)
Other noncurrent assets	91	14	7	–
Accounts payable	5,064	(6,580)	38	1,369
Income taxes payable	7,006	(183)	14	(2,591)
Accrued expenses and other noncurrent liabilities	(9,951)	7,888	(141)	2,541
Net cash provided by (used in) operating activities	18,709	37,510	(1,097)	1,336
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds from sale of property and equipment	15	–	–	60
Capital expenditures	(8,406)	(4,724)	(145)	(6,041)
Net cash used in investing activities	(8,391)	(4,724)	(145)	(5,981)

CONSOLIDATED STATEMENTS OF CASH FLOWS
— continued —

	52 Weeks Ended		34 Days Ended	Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001	December 31, 2000
CASH FLOWS FROM FINANCING ACTIVITIES:				
Net borrowings (repayments) on revolving credit line	–	(20,000)	–	20,000
Proceeds from new term loan	15,000	–	–	–
Principal payments on long-term debt, including Class C Preferred Stock	(82,382)	(9,167)	–	(6,648)
Proceeds from equity contribution, net of issue costs	–	–	–	7,384
Net proceeds from initial public offering	66,543	–	–	–
Redemption of Class A, Class B and Class D Preferred Stock	(25,826)	–	–	–
Repurchase of common stock	(8,228)	–	–	–
Accrued interest on shareholder loan	(8)	–	–	–
Exercise of stock options and employee stock purchases	78	22	–	–
Debt issue costs	(1,002)	(804)	–	(881)
Net cash provided by (used in) financing activities	(35,825)	(29,949)	–	19,855
CASH AND CASH EQUIVALENTS:				
Net increase (decrease)	$ (25,507)	$ 2,837	$ (1,242)	$ 15,210
Beginning of the period	29,751	26,914	28,156	12,946
End of the period	$ 4,244	$ 29,751	$ 26,914	$ 28,156
SUPPLEMENTAL CASH FLOW INFORMATION:				
Interest paid	$ 15,875	$ 7,298	$ –	$ 10,992
Income taxes paid	$ 4,998	$ 613	$ (16)	$ 3,033

The accompanying notes are an integral part of these financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Kirkland's, Inc. (the "Company") is a leading specialty retailer of home décor with 249 stores in 30 states as of February 1, 2003. The consolidated financial statements of the Company include the accounts of Kirkland's, Inc. and its wholly owned subsidiaries Kirkland's Stores, Inc. and kirklands.com, inc. Significant intercompany accounts and transactions have been eliminated.

Fiscal year. Effective January 1, 2001, the Company elected to change its fiscal year from a calendar-year basis to a 52/53-week year ending on the Saturday closest to January 31. The 34-day transition period ended February 3, 2001, is presented separately in these consolidated financial statements. Unless specifically indicated otherwise, any references herein to "2002" and "2001" or "Fiscal 2002" and "Fiscal 2001" relate to as of or for the years ended February 1, 2003, and February 2, 2002, respectively. Any references to "2000" or "Fiscal 2000" relates to as of or for the year ended December 31, 2000.

Cash equivalents. Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.

Inventories. Inventories are stated at the lower of cost or market with cost being determined using the average cost method which approximates current cost.

Property and equipment. Property and equipment are stated at cost. Tenant allowances provided by the lessors for reimbursement of construction costs incurred in connection with store openings and remodelings are recorded as reductions to the basis of the respective tenant improvements. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets. Furniture, fixtures and equipment are depreciated over 5 to 7 years. Buildings are depreciated over 40 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected lease term. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of fixed assets are recorded upon disposal.

Debt issue costs. Debt issue costs are amortized using the straight-line method over the life of the debt and are shown net of accumulated amortization of $141,000 at February 1, 2003, and $4,281,000 at February 2, 2002. Amortization of debt issue costs is included as a separate component of interest expense in the consolidated statements of operations.

Long-lived assets. The Company periodically reviews the recoverability of property and equipment and other long-lived assets whenever an event or change in circumstances indicates the carrying amount of an asset or group of store-level assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the asset or group of store-level assets with their associated carrying value. If the carrying value of the asset or group of store-level assets exceeds the expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent the carrying amount of the asset exceeds its fair value. The Company recorded an impairment of $82,000 and $103,000 during 2001 and 2000, respectively, which represents the remaining carrying value of the leasehold improvements of stores anticipated to be closed. These charges are included in depreciation and amortization on the consolidated statement of operations. These stores also had other long-lived assets, consisting of computer equipment, furniture and fixtures, with carrying values of $146,000 and $124,000 that were not considered to be impaired.

Goodwill. The Company accounts for its goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, goodwill is not amortized but reviewed for impairment on an annual basis or more frequently when events and circumstances indicate that an impairment may have occurred. The Company has not recorded an impairment related to its goodwill since adopting SFAS No. 142.

Insurance reserves. Workers' compensation, general liability and employee medical insurance programs are partially self-insured. It is the Company's policy to record its self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical trends. Actual results can vary from estimates for many reasons, including, among others, inflation rates, claim settlement patterns, litigation trends and legal interpretations.

Deferred rent. Certain of the Company's operating leases contain predetermined fixed escalations of minimum rentals during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between amounts charged to operations and amounts paid as a non-current liability. The cumulative net excess of recorded rent expense over lease payments made of $2.7 million and $2.2 million is reflected in other liabilities in the consolidated balance sheets as of February 1, 2003, and February 2, 2002, respectively.

Revenue recognition. The Company recognizes revenue at the time of sale of merchandise to customers. Net sales include the sale of merchandise, net of returns and exclusive of sales taxes.

Cost of sales. Cost of sales includes the cost of product sold, freight, store occupancy costs and central distribution costs.

Other operating expenses. Other operating expenses consist of store compensation costs, corporate salaries, insurance, advertising, property taxes, supplies, losses on disposal of assets and various other store and corporate expenses.

Preopening expenses. Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Advertising expenses. Advertising costs are expensed in the period in which the advertising first takes place. Advertising expense was $2,447,000, $2,594,000 and $1,497,000 for fiscal years 2002, 2001 and 2000, respectively, and $297,000 for the 34-day period ended February 3, 2001.

Internally developed software costs. Costs related to development of internal use software, other than those incurred during the application development stage, are expensed as incurred.

Other income. Other income consists of sales tax rebates of $149,000, $91,000 and $125,000 for fiscal years 2002, 2001 and 2000, respectively, and $26,000 for the 34-day period ended February 3, 2001, and other miscellaneous income of $23,000, $18,000 and $74,000 for fiscal years 2002, 2001 and 2000, respectively. There were no other miscellaneous income items for the 34-day period ended February 3, 2001.

Financing costs. During 2000, the Company expensed a total of $782,000 pertaining to costs associated with a refinancing effort that was not consummated.

Income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock options. The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for its stock compensation plans. These plans are more fully described in Note 8 to these financial statements. Compensation cost on stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the exercise price. The following table illustrates the effect on net income (loss) allocable to common shareholders and earnings per share had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

	52 Weeks Ended		34 Days Ended	Year Ended
(In thousands, except per share amounts)	February 1, 2003	February 2, 2002	February 3, 2001	December 31, 2000
Net income (loss) allocable to common shareholders, as reported	$ 10,256	$ (4,656)	$ (3,434)	$ (7,870)
Add: Stock-based compensation cost, net of taxes, included in determination of net income (loss) allocable to common shareholders	1,973	1,220	–	–
Deduct: Stock-based compensation cost, net of taxes, determined under the fair value based method for all awards	(2,051)	(1,225)	–	(10)
Pro forma net income (loss) allocable to common shareholders	$ 10,178	$ (4,661)	$ (3,434)	$ (7,880)
Earnings (loss) per share:				
Basic, as reported	$ 0.73	$ (0.62)	$ (0.46)	$ (1.30)
Basic, pro forma	$ 0.73	$ (0.62)	$ (0.46)	$ (1.30)
Diluted, as reported	$ 0.70	$ (0.62)	$ (0.46)	$ (1.30)
Diluted, pro forma	$ 0.69	$ (0.62)	$ (0.46)	$ (1.30)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model based upon the following assumptions: expected volatility of 55% for all periods presented; risk-free interest rates of 2.9% in fiscal 2002, and 5.5% in fiscal 2001, the 34-day period ended February 3, 2001, and fiscal 2000; expected lives of five years and no expected dividend payments.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair values of most on and off balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments such as trade receivables and payables, lease contracts and all non-financial instruments such as buildings and equipment. As of February 1, 2003, the book value approximated fair value for all of the Company's assets and liabilities that fall under the scope of SFAS No. 107.

Non-cash supplemental disclosure. Accretion of redeemable preferred stock and dividends accrued for each of the periods presented have been excluded from the statements of cash flows. Certain non-cash equity transactions related to the Company's initial public offering and the tax benefit upon exercise of nonqualified stock options were also excluded from the statements of cash flows. These transactions are reported separately on the face of the Company's consolidated statement of shareholders' equity (deficit). Additionally, during fiscal 2002, the Company exchanged certain computer equipment in return for credits provided by a vendor amounting to $149,000.

Earnings per share. Basic earnings per share is computed by dividing net income or loss allocable to common shareholders by the weighted average number of common shares outstanding during each period presented. Diluted earnings per share is computed by dividing net income or loss allocable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of common stock equivalents outstanding during the applicable periods.

Comprehensive income. Comprehensive income is reported in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income does not differ from the consolidated net income (loss) allocable to common shareholders presented in the consolidated statements of operations.

Operating segments. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. Due to the similar economic characteristics of the Company's stores, the Company operates as one business segment and does not disclose separate segment information.

Recent accounting pronouncements. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company applied the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. The Company ceased amortization of goodwill in accordance with SFAS No. 142 and performed a test for impairment as of the date of adoption. The Company performs impairment tests on an annual basis or more frequently when events and circumstances indicate that an impairment may have occurred. The application of SFAS No. 141 and SFAS No. 142 did not have a significant impact on the Company's financial condition or results of operations. As required by SFAS No. 142, the results for prior periods have not been restated to reflect the non-amortization of goodwill.

A reconciliation of net income or loss allocable to common shareholders and earnings or loss per share as if SFAS No. 142 had been in effect for all periods is presented below:

	52 Weeks Ended February 2, 2002	34 Days Ended February 3, 2001	Year Ended December 31, 2000
Reported net loss allocable to common shareholders	$ (4,656)	$ (3,434)	$ (7,870)
Add back: Goodwill amortization	83	7	83
Adjusted net loss allocable to common shareholders	$ (4,573)	$ (3,427)	$ (7,787)
Earnings per share (basic and diluted):			
Reported net loss allocable to common shareholders	$ (0.62)	$ (0.46)	$ (1.30)
Add back: Goodwill amortization	0.01	0.00	0.01
Adjusted net loss allocable to common shareholders	$ (0.61)	$ (0.46)	$ (1.29)

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this standard did not have a significant impact on the Company's financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," which is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4 which required that all gains and losses from extinguishments of indebtedness be aggregated, and if material, classified as an extraordinary item. As a result, gains and losses from debt extinguishments are to be classified as extraordinary only if they meet the criteria set forth in APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of the Disposal of a Segment of the Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions." SFAS No. 145 also requires that sale-leaseback accounting be used for capital lease modifications with economic effects similar to sale-leaseback transactions. As a result of the implementation of SFAS No. 145, the extraordinary loss recorded in fiscal 2002 pertaining to the early extinguishment of debt will be reclassified to non-operating expense in fiscal 2003. Other than this reclassification, the implementation of SFAS No. 145 is not expected to have a significant impact on the results of the Company's operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Restructuring Costs." SFAS No. 146 applies to costs associated with an exit activity (including a restructuring) or with a disposal of long-lived assets, such as eliminating or reducing product lines, terminating employees and contracts and relocating facilities or personnel. Under SFAS No. 146, a company will record a liability for costs associated with an exit or disclose information about its exit and disposal activities, the related costs and changes in those costs in the notes to the financial statements for the period in which the activity is initiated and in any subsequent period until the activity is completed. SFAS No. 146 is effective prospectively for exit and disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS No. 146, a company may not restate its previously issued financial statements, and it grandfathers the accounting for liabilities recorded under Emerging Issues Task Force (EITF) Issue 94-3. The implementation of SFAS No. 146 is not expected to have a significant impact on the results of the Company's operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment to FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods for transition to SFAS No. 123's fair value method of accounting for stock-based compensation. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding stock-based compensation in annual and condensed interim financial statements. The new disclosure requirements are effective immediately and are reflected in Note 1 to the consolidated financial statements.

During 2002, the FASB's Emerging Issues Task Force ("EITF") released EITF Issue 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received From a Vendor." The issue addresses the accounting treatment of vendor allowances. The Company is in the process of evaluating the impact of EITF Issue 02-16. However, the application of EITF Issue 02-16 is not expected to have a material impact on the Company's financial statements.

In November 2002, the FASB issued interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the recognition and measurement provision to have a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN46"), "Consolidation of Variable Interest Entities (VIEs), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements," to improve financial reporting of special purpose and other entities. In accordance with the interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in their financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are qualifying special purpose entities ("QSPEs") subject to the reporting requirements of SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities," will not be required to be consolidated under the provisions of FIN 46. The consolidation provisions of FIN 46 apply to VIEs created or entered into after January 31, 2003, and for pre-existing VIEs in the first reporting period beginning after June 15, 2003. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. The Company does not believe that the adoption of FIN 46 will have a material adverse impact on the Company's financial statements.

NOTE 2 – INITIAL PUBLIC OFFERING AND CAPITAL STRUCTURE

Initial Public Offering

On July 10, 2002, the Company completed an initial public offering of 6.0 million shares of common stock, of which 1.075 million shares were sold by selling shareholders, at a price of $15.00 per share. The net proceeds to the Company from the offering, after underwriting discounts and transaction expenses, were approximately $66.5 million. The net proceeds were used to repay all of the Company's outstanding subordinated debt and accrued interest thereon and to purchase a portion of the outstanding shares of the Company's Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class D Preferred Stock and common stock.

Immediately prior to the offering, the Company effected a 54.9827-for-1 stock split. Accordingly, all references in the consolidated financial statements to the number of shares outstanding, price per share and other share and per share amounts have been retroactively restated to reflect the stock split for all periods presented. Concurrent with the offering, all of the Company's outstanding common stock warrants were exercised resulting in the issuance of 2,096,135 shares of common stock. Additionally, all outstanding shares of Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock that were not redeemed with the proceeds of the offering were converted into 4,209,906 shares of common stock. All outstanding shares of Class C Preferred Stock that were not redeemed with proceeds of the offering were exchanged for 567,526 shares of common stock, which shares were sold in the offering (see Note 10).

As a result of the initial public offering, the Company's charter was amended, authorizing 100,000,000 shares of no par value common stock and 10,000,000 shares of no par value preferred stock.

Pre-Offering Capital Structure

On June 12, 1996, the Company completed a leveraged recapitalization (the "Recapitalization") pursuant to which Advent International Corporation, a private equity investment firm, through affiliated entities became the largest beneficial owner of the Company. After the Recapitalization, the resulting capital structure of the Company consisted of two classes of redeemable convertible preferred stock (Class A Preferred Stock and Class B Preferred Stock), a class of mandatorily redeemable preferred stock (Class C Preferred Stock) and common stock.

On August 8, 2000, the Company and certain of its shareholders completed an additional equity offering of $20 million through a combination of new equity funding and the retirement of notes payable that were collateralized by certain shareholders. Investors in the offering received shares of a new class of redeemable convertible preferred stock ("Class D Preferred Stock") and common stock. In conjunction with the equity offering, the Company also issued warrants to purchase an aggregate of 305,429 shares of the Company's common stock for $0.01 per share. The warrants were issued to the investors in the equity offering on a pro-rata basis in relation to their participation in the total offering. The warrants were considered to have nominal value at August 8, 2000, based upon the market value received in exchange for common shares in the equity offering.

All shares of Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock were either redeemed or converted to common stock as part of the initial public offering. Therefore, there were no outstanding values in these securities as of February 1, 2003.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following *(in thousands)*:

	February 1, 2003	February 2, 2002
Land	$ 402	$ 402
Buildings	3,468	3,460
Equipment	17,369	12,916
Furniture and fixtures	25,133	23,706
Leasehold improvements	13,134	12,406
Projects in process	151	623
	59,657	53,513
Less accumulated depreciation	34,482	29,765
	$ 25,175	$ 23,748

NOTE 4 – ACCRUED EXPENSES

Accrued expenses are comprised of the following *(in thousands)*:

	February 1, 2003	February 2, 2002
Salaries and wages	$ 2,175	$ 2,618
Stock compensation	1,884	1,220
Sales taxes	1,300	1,234
Contingent rentals	859	827
Gift certificates and store credits	3,893	2,992
Interest	973	12,352
Self-insurance reserves	918	648
Other	743	678
	$ 12,745	$ 22,569

NOTE 5 – INCOME TAXES

The provision (benefit) for income taxes consists of the following *(in thousands)*:

	52 Weeks Ended		34 Days Ended	Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001	December 31, 2000
Current				
Federal	$ 10,202	$ 222	$ –	$ 318
State	1,872	270	–	124
	12,074	492	–	442
Deferred				
Federal	(828)	1,295	(1,363)	(1,092)
State	(402)	(5)	(256)	77
	(1,230)	1,290	(1,619)	(1,015)
	$ 10,844	$ 1,782	$ (1,619)	$ (573)

Significant components of the Company's deferred tax assets are as follows *(in thousands)*:

	February 1, 2003	February 2, 2002
Current deferred tax assets		
Inventory valuation methods	$ 552	$ 502
Accruals	782	873
	1,334	1,375
Noncurrent deferred tax assets		
Property and equipment	1,217	–
Stock warrants valuation	–	4,403
Stepped rent liability	1,026	835
Net operating loss and credit carryforwards	36	2,111
Valuation allowance	–	(200)
	2,279	7,149
Noncurrent deferred tax liability		
Property and equipment	–	1,846
Net noncurrent deferred tax asset	2,279	5,303
Total deferred tax assets	$ 3,613	$ 6,678

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35.0% to income before income taxes for the periods indicated below, respectively, is as follows:

	52 Weeks Ended		34 Days Ended	Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001	December 31, 2000
Statutory federal income tax rate	35.0%	35.0%	(35.0)%	(35.0)%
State income taxes, net of federal income tax effect	4.0	4.8	(3.9)	(4.2)
Benefit from surtax exemptions	–	–	1.0	1.0
Deferred taxes: impact of merger on state NOLs	–	–	–	4.4
Non-deductible stock compensation	1.4	11.9	–	–
Other	(0.1)	(1.7)	–	3.5
	40.3%	50.0%	(37.9)%	(30.3)%

At February 1, 2003, and February 2, 2002, the Company was in a net operating loss carryforward position for federal taxes and in certain states. The Company had $0 and $4.7 million in net operating loss carryforwards for federal purposes and an aggregate of $0.9 million and $4.3 million in various states at February 1, 2003, and February 2, 2002, respectively. These carryforwards will expire, if unused, in 2004 through 2021. During the year ended December 31, 2000, certain state loss carryforwards were disallowed. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Due to the likelihood of full utilization of the remaining state net operating loss carryforwards, no valuation allowance has been provided as of February 1, 2003.

NOTE 6 – INDEBTEDNESS

New Senior Credit Facility

Effective May 22, 2002, the Company entered into a new three-year senior secured credit facility that includes a $45 million revolving credit facility ($30 million for the first six months of each calendar year) and a $15 million term loan. The term loan was repaid in full during the third quarter of fiscal 2002. As a result of the early extinguishment of this debt, the Company recorded an after-tax extraordinary loss of $192,000 relating to the unamortized issue costs associated with the term loan. The revolving credit facility bears interest at a floating rate equal to the prime rate or LIBOR plus 2.25%, at the Company's election. Additionally, the Company pays a fee to the bank equal to a rate of 0.5% per annum on the unused portion of the revolving line of credit. Borrowings under the senior credit facility are collateralized by substantially all of the Company's assets and real estate and guaranteed by the Company's subsidiaries. The maximum availability under the revolving credit facility is limited by a borrowing base formula, which consists of a percentage of eligible inventory less reserves. The revolving credit facility matures in May 2005. The proceeds from this transaction, together with approximately $17.6 million of existing cash balances, were used to repay all amounts outstanding under the Company's prior senior credit facility and certain amounts of interest due on then outstanding subordinated indebtedness and Class C Preferred Stock. As of February 1, 2003, there were no outstanding borrowings under the revolving credit facility, with $21.4 million available for borrowing.

Previous Financing Arrangements

Senior credit facility. The senior credit facility as amended (the "Senior Debt Agreement") entered into with a syndicate bank group in connection with the Recapitalization (see Note 2) provided for $65 million in senior term debt (Tranche A $20 million and Tranche B $45 million) and a $20 million revolving line of credit. The line of credit required a 30-day consecutive zero balance between January 1 and March 1 of each year. The Company paid a commitment fee to the banks at a rate per annum equal to 0.5% of the unused portion of the line of credit. Borrowings under the Tranche A term loan and the line of credit bore interest at a floating rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus 2.25%, or a Eurodollar rate, as defined in the Senior Debt Agreement, plus 3.25%. Borrowings under the Tranche B term loan bore interest at a floating rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus 2.95%, or a Eurodollar rate, as defined, plus 3.95%. All outstanding balances under this facility were repaid in full with proceeds from the May 2002 refinancing.

Subordinated note agreement. Concurrent with the Senior Debt Agreement, the Company entered into a Senior Subordinated Note and Warrant Purchase Agreement (the "Subordinated Note Agreement") with a group of preferred shareholders providing for $20 million in subordinated notes. The notes had a maturity date of June 30, 2003, with an interest rate of 12.50% per annum. The holders of the subordinated notes also were granted warrants to purchase 919,421 shares of common stock for $0.01 per share. Under the original provisions of the Subordinated Note Agreement, all of the warrants could be sold back (i.e. put) to the Company at the holders' option on the maturity date of the debt for fair market value. An initial value of $300,000 was allocated to the warrants and recorded as a discount on the related debt. The discount was amortized over the life of the notes. All outstanding balances under the Subordinated Note Agreement were repaid in full with proceeds from the July 2002 initial public offering.

Prior to February 3, 2002, at which time the holders of the warrants agreed to terminate their put option, the warrants were marked to market based upon the fair value of the underlying common stock as of each period end. Upon termination of the put option, the recorded value of the warrants, net of taxes, of $7,020,000 was reclassified to common equity on the consolidated balance sheet.

Concurrent with a June 2001 amendment to the Company's senior credit facilities, the Company also entered into an amendment of its Subordinated Note Agreement. Pursuant to this amendment, the interest rate on the notes was increased to 15.0% per annum compounded quarterly effective January 1, 2001. The interest rate was increased further to 15.5% effective January 1, 2002. Additionally, as a condition of the amendment, the Company amended its charter to reduce the dividend rate on the Class A Preferred Stock and Class D Preferred Stock from 10% to 4% effective June 30, 2001. Further, the Company agreed to use its best efforts to file an amendment to the same effect with respect to the Class B Preferred Stock on or before June 30, 2001. Although the Company could not get the requisite shareholder consent with respect to the Class B Preferred Stock, in October 2001 the Company entered into an agreement with two of the three shareholders of the Class B Preferred Stock whereby the dividend rate for these two shareholders was reduced to 4% effective June 30, 2001. The Company recorded $2,269,000, $525,000 and $1,038,000 reductions to the Class A Preferred Stock, Class B Preferred Stock and Class D Preferred Stock, respectively, to reflect the fair value adjustment for the change in the dividend rate at July 1, 2001. This reduction was accounted for as a contribution of capital and was accreted to the liquidation values of each class of preferred stock over their remaining redemption periods.

Under both facilities (senior and subordinated), the Company was required to maintain stated levels of net worth as well as to comply with certain coverage ratios and limits on capital expenditures. The borrowings were collateralized by substantially all of the Company's assets.

Mandatorily redeemable preferred stock. The Class C preferred stock issued in conjunction with the Recapitalization (see Note 2) had no conversion privileges and was mandatorily redeemable at the earliest to occur of July 2004 or a liquidity event, as defined. In connection with the Class C Preferred Stock, the Company incurred interest expense equal to 9.0% per annum of the outstanding balance, including accrued interest. The Company has recorded interest on the Class C Preferred Stock as a separate component of interest expense on the consolidated statements of operations. As of February 2, 2002, accrued interest expense related to the Class C Preferred Stock was $7,211,000. All outstanding balances relating to the Class C Preferred Stock were either repaid with proceeds from the initial public offering or exchanged for shares of common stock in connection with the offering (see Note 10).

The following table summarizes the Company's indebtedness under its previous financing arrangements as of February 2, 2002:

	February 2, 2002
Senior Debt (Tranche B), principal and interest payable quarterly at varying amounts through June 2002, interest at a floating rate, as defined in the credit agreement (average rate of 8.5% in 2001)	$ 38,177
Senior Subordinated Notes, interest payable quarterly, principal due in June 2003 (average rate of 15.0% in 2001)	20,000
Mandatorily redeemable preferred stock, Class C, interest at 9% compounded semi-annually	17,122
	75,299
Less:	
Unamortized discount on subordinated debt	60
Current portion	38,177
Total long-term indebtedness	$ 37,062

NOTE 7 – LONG-TERM LEASES

The Company leases retail store facilities, warehouse facilities and certain equipment under operating leases with terms ranging up to ten years and expiring at various dates through 2014. Most of the retail store lease agreements include renewal options and provide for minimum rentals and contingent rentals based on sales performance in excess of specified minimums. Rent expense under operating leases was $24,885,000, $24,344,000 and $22,371,000 in fiscal years 2002, 2001 and 2000, respectively, and $1,936,000 for the 34 days ended February 3, 2001. Contingent rental expense was, $1,399,000, $752,000, and $199,000 for fiscal years 2002, 2001 and 2000, respectively, and $57,000 for the 34-day period ended February 3, 2001.

Future minimum lease payments under all operating leases with initial terms of one year or more are as follows: $24,317,000 in 2003; $22,909,000 in 2004; $21,280,000 in 2005; $18,672,000 in 2006; $16,288,000 in 2007 and $29,115,000 thereafter.

NOTE 8 – EMPLOYEE BENEFIT PLANS

Stock awards. On June 12, 1996, the Company adopted the 1996 Executive Incentive and Non-Qualified Stock Option Plan (the "1996 Plan"), which provides employees and officers with opportunities to purchase shares of the Company's common stock. The 1996 Plan authorizes the grant of incentive and non-qualified stock options and requires that the exercise price of incentive stock options be at least 100% of the fair market value of the stock at the date of the grant. As of February 1, 2003, options to purchase 585,033 shares of common stock were outstanding under the 1996 Plan at exercise prices ranging from $1.29 to $1.73. No additional options may be granted under the 1996 Plan.

In July 2002, the Company adopted the Kirkland's, Inc. 2002 Equity Incentive Plan (the "2002 Plan"). The 2002 Plan provides for the award of restricted stock, incentive stock options, non-qualified stock options and stock appreciation rights with respect to shares of common stock to employees, directors, consultants and other individuals who perform services for the Company. The 2002 Plan is authorized to provide awards for up to a maximum of 2,500,000 shares of common stock. As of February 1, 2003, options to purchase 25,000 shares of common stock were outstanding under the 2002 Plan at an exercise price of $15.00 per share.

In 1996, the Company entered into agreements to grant options to two management employees. These options were scheduled to become 100% vested 24 hours prior to an asset sale, public offering or stock sale, in which the investors in the 1996 Recapitalization achieve a specified internal rate of return on their invested funds. Due to the internal rate of return target not being met at the initial public offering date, these options were terminated in July 2002. As a result, no compensation expense has been recognized relative to these options.

On September 28, 1999, the Company's Board of Directors re-priced certain employee options granted in 1998 to $1.73 per share, which was not less than the fair value of the Company's stock at the date of the repricing, as determined by the Company's Board of Directors. The repricing resulted in variable accounting under the provisions of APB 25. The Company has recognized a non-cash stock compensation charge of $742,000 and $1,174,000 for fiscal years 2002 and 2001, respectively. The compensation charge is based on the excess of the fair value of the Company's common stock over the $1.73 exercise price of the stock options. These options were exercised on May 4, 2002.

On November 27, 2001, the Company granted options to purchase 505,841 shares of common stock to certain employees at an exercise price of $1.29 per share. The estimated fair value of the Company's common stock was greater than the exercise price of the stock options on the date of grant. Accordingly, the Company has recognized compensation expense in accordance with the vesting provisions of the grant of approximately $280,000 for fiscal 2002 and $46,000 for fiscal 2001 under the provisions of APB 25 in connection with this grant of employee stock options.

The following table summarizes information about employee stock options outstanding at February 1, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.01	103,807	2.4 years	$ 0.01	103,807	$ 0.01
$ 1.29	489,682	8.8 years	$ 1.29	152,457	$ 1.29
$ 1.73	95,351	4.3 years	$ 1.73	95,351	$ 1.73
$ 15.00	25,000	9.9 years	$ 15.00	25,000	$ 15.00
	713,840	7.3 years	$ 1.64	376,615	$ 1.96

Transactions under the Company's stock option plans in each of the periods indicated are as follows:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Fair Value of Stock at Grant Date
Outstanding at December 31, 1999	538,831	$ 0.01 – $ 1.73	$ 0.89	–
Granted	–	–	–	–
Exercised	–	–	–	–
Forfeited	(14,186)	$ 1.73	$ 1.73	–
Outstanding at December 31, 2000	524,645	$ 0.01 – $ 1.73	$ 0.87	–
Granted	–	–	–	–
Exercised	–	–	–	–
Forfeited	–	–	–	–
Outstanding at February 3, 2001	524,645	$ 0.01 – $ 1.73	$ 0.87	–
Granted				
Exercise price less than FMV	172,536	$ 0.01	$ 0.01	$ 2.95
Exercise price less than FMV	505,841	$ 1.29	$ 1.29	$ 2.95
Exercised	(12,646)	$ 1.73	$ 1.73	–
Forfeited	(3,739)	$ 1.73	$ 1.73	–
Outstanding at February 2, 2002	1,186,637	$ 0.01 – $ 1.73	$ 0.91	–
Granted				
Exercise price less than FMV	103,807	$0.01	$ 0.01	$ 15.00
Exercise price greater than FMV	25,000	$15.00	$ 15.00	$ 11.06
Exercised	(166,700)	$ 1.29 – $ 1.73	$ 1.69	–
Forfeited	(434,904)	$ 0.01 – $ 1.73	$ 0.01	–
Outstanding at February 1, 2003	713,840	$ 0.01 – $ 15.00	$ 1.64	–

The weighted average remaining contractual life of the options was 7.3 years, 7.9 years and 6.2 years for the fiscal years ended 2002, 2001 and 2000, respectively. The weighted average contractual life of the options was 6.1 years at February 3, 2001.

Employee Stock Purchase Plan. In July 2002, upon completion of the initial public offering, the Company adopted an Employee Stock Purchase Plan ("ESPP"). Under the ESPP, full-time employees who have completed 12 consecutive months of service are allowed to purchase shares of the Company's common stock, subject to certain limitations, through payroll deduction, at 85% of the fair market value. The Company's ESPP is authorized to issue up to 500,000 shares of common stock. During 2002, there were 7,417 shares of common stock issued to participants under the ESPP.

401(k) Savings Plan. The Company maintains a defined contribution 401(k) employee benefit plan, which covers all employees meeting certain age and service requirements. Up to 6% of the employee's compensation may be matched at the Company's discretion. This discretionary percentage was 50% of an employee's contribution subject to Plan maximums in 2002. The Company's matching contributions were approximately $299,000, $249,000 and $102,000 in 2002, 2001 and 2000, respectively. The Company has the option to make additional contributions to the Plan on behalf of covered employees; however, no such contributions were made in 2002, 2001 or 2000.

NOTE 9 – EARNINGS PER SHARE

Basic earnings per share are based upon the weighted average number of shares outstanding during each of the periods presented. Diluted earnings per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive common stock equivalents.

The computations for basic and diluted earnings per share are as follows (in thousands, except for per share amounts):

	52 Weeks Ended		34 Days Ended	Year Ended
	February 1, 2003	February 2, 2002	February 3, 2001	December 31, 2000
Numerator:				
Net income (loss) allocable to common shareholders	$ 10,256	$ (4,656)	$ (3,434)	$ (7,870)
Denominator for basic earnings per share:				
Average number of common shares outstanding	13,979	7,521	7,519	6,053
Denominator for diluted earnings per share:				
Average number of common shares outstanding	13,979	7,521	7,519	6,053
Dilutive securities	678	–	–	–
Average number of common shares outstanding	14,657	7,521	7,519	6,053
Basic earnings per share	$ 0.73	$ (0.62)	$ (0.46)	$ (1.30)
Diluted earnings per share	$ 0.70	$ (0.62)	$ (0.46)	$ (1.30)

The calculations of diluted earnings per share for fiscal 2002, 2001 and 2000 exclude stock options and warrants outstanding of 25,000, 3,386,604 and 2,620,805, respectively, as the effect of their inclusion would be anti-dilutive. The calculation of diluted earnings per share for the 34-day period ended February 3, 2001 excludes stock options and warrants outstanding of 2,620,805 as the effect of their inclusion would be anti-dilutive.

NOTE 10 – RELATED PARTIES

Aircraft Rental and Inventory Purchases

The Company rents aircraft from an entity owned by the Chairman of the Company. Rental expense approximated $130,000, $23,000, and $92,000 in 2002, 2001 and 2000, respectively.

Inventory has been purchased in the ordinary course of business from an entity formerly owned by a substantial shareholder of the Company. Purchases approximated $0, $332,000 and $128,000 in 2002, 2001 and 2000, respectively.

Shareholder Agreements

In contemplation of the initial public offering, in May 2002 the Company entered into a stock repurchase agreement with certain of its shareholders. The agreement was amended on July 10, 2002, upon completion of the initial public offering. The agreement specifies the class and number of shares of capital stock that were to be repurchased in the initial public offering. The purchase price of each share of Class A, Class B and Class D Preferred Stock was to be equal to 93% of the sum of (i) the stated value of such share plus (ii) all dividends with respect to such share accrued and unpaid through the completion of the offering. The purchase price for a share of Class C Preferred Stock was to be equal to 100% of the stated value of such share. The purchase price for each share of common stock was to be equal to 93% of the offering price of $15.00. The aggregate difference between the purchase price and the carrying values of the Class A, Class B and Class D Preferred Stock of $1,945,000 was recorded as common equity upon completion of the offering.

Also in contemplation of the initial public offering, in May 2002 the Company entered into an agreement with its Chairman under which he agreed to exchange all of his outstanding shares of Class C Preferred Stock, having an aggregate stated value of $7.9 million, for shares of the Company's common stock. The number of shares to be issued under this agreement was to be equal to the stated value of the shares of Class C Preferred Stock divided by 93% of the initial public offering price. This 7% discount related to the inducement associated with this exchange agreement was recorded as a $0.6 million charge to interest expense, and accordingly reflected as a component of the Company's earnings per share, upon the occurrence of the offering. All of the shares acquired by the current Chairman under this exchange agreement were sold in the offering.

Shareholder Loan

On May 4, 2002, the Company loaned $217,000 to its Executive Vice President and Chief Financial Officer. The note bears interest at the rate of 4.75% per year which is payable over the term of the note. The note matures in May 2005 and is due and payable in full at that time. The loan is collateralized by marketable securities having a value of no less than the principal amount of the loan together with 125,526 shares of the Company's common stock owned by the borrower. The pledge agreement between the Company and the borrower requires the borrower to supply additional collateral at any time the value of existing collateral falls below 125% of the then principal amount of the loan. In addition, the note requires that at the request of the borrower, the Company will lend up to an additional $500,000 principal amount under the note in April 2003. On April 10, 2003, the Company advanced an additional $381,401 to the borrower in accordance with the note. This additional principal amount is subject to the same interest rate, principal repayment and collateral provisions as the original principal amount. The loan was approved by the Company's Board of Directors and Audit Committee.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Financial instruments that potentially subject the Company to concentration of risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution within the covenant restrictions imposed by the Company's debt agreements.

The Company is party to pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company's management is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the financial condition, operating results or cash flows of the Company.

NOTE 12 – CONSULTING CONTRACT

In July 2001, the Company entered into a three-year contract with a consultant to provide services to the Company for $16,667 per month. The contract is cancelable by either party upon 30 days notice. Under the terms of the agreement, the consultant was also granted a warrant to purchase 103,807 shares of the Company's common stock for $0.01 per share. The warrant became exercisable upon the consummation of the initial public offering and may be exercised until the later of July 1, 2005, or 12 months following the termination of the consulting contract. The Company recorded a charge of $1.6 million upon completion of the initial public offering representing the expense related to this arrangement based upon the fair value of the warrant at that date. Effective November 30, 2002, the consulting agreement was canceled by mutual agreement of the parties.

Directors

Carl Kirkland
Chairman of the Board, Kirkland's, Inc.

Robert E. Alderson
President and Chief Executive Officer, Kirkland's, Inc.

Reynolds C. Faulkner
Executive Vice President and Chief Financial Officer, Kirkland's, Inc.

Alexander S. McGrath
General Partner, Capital Resource Partners II, L.P.

David M. Mussafer
Managing Director, Advent International Corporation

R. Wilson Orr, III
General Partner, SSM Ventures

John P. Oswald
Managing Director, Capital Trust Group

Murray Spain
President, World Wide Basics, Inc.

Officers

Carl Kirkland
Chairman of the Board

Robert E. Alderson
President and Chief Executive Officer

Reynolds C. Faulkner
Executive Vice President and Chief Financial Officer

Chris T. LaFont
Senior Vice President of Merchandising and General Merchandise Manager

C. Edmond Wise, Jr.
Senior Vice President of Store Operations

James W. Harris
Vice President of Operations and Personnel

Roland L. Mackie
Vice President of Real Estate

Deborah A. McDonald
Vice President of Visual Merchandising

Tracy Parker
Vice President of Store Operations

Lowell E. Pugh II
Vice President, General Counsel and Secretary

Grey W. Satterfield
Vice President of Merchandising – Planning

Connie L. Scoggins
Vice President of Finance and Treasurer/Controller

Toni F. Warren
Vice President of Merchandising – Replenishment

Todd A. Weier
Vice President of Logistics

CORPORATE DATA

Corporate Headquarters
Kirkland's, Inc.
805 North Parkway
Jackson, Tennessee 38305
731.668.2444
www.kirklands.com

Transfer Agent and Registrar
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003
610.649.7300
Shareholders seeking information concerning stock transfers, change of address and lost certificates should contact StockTrans directly.

Independent Accountants
PricewaterhouseCoopers LLP
Memphis, Tennessee

Corporate Counsel
Pepper Hamilton LLP
Philadelphia, Pennsylvania

Annual Report (Form 10-K)
A copy of the Company's fiscal 2002 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by contacting the Investor Relations Department at the address above.

Annual Meeting
The Annual Meeting of Shareholders will be held at 3:00 p.m. eastern on May 27, 2003, at the Wyndham Boston, 89 Broad Street, Boston, Massachusetts.

Stock Market Information
The Company's common stock is traded on the NASDAQ National Market under the symbol KIRK. The following table sets forth, for the periods indicated, the high and low closing sales prices of shares of the common stock as reported by NASDAQ since the Company's initial public offering on July 10, 2002:

Fiscal 2002:	High	Low
Quarter ended August 3, 2002	$14.87	$10.00
Quarter ended November 2, 2002	$17.50	$ 9.55
Quarter ended February 1, 2003	$18.80	$10.47

KIRKLAND'S, INC.
805 NORTH PARKWAY
JACKSON, TENNESSEE 38305
731.668.2444
www.kirklands.com